

June 26, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Horizon Funds
        Issuer CIK: 0001643174
        Issuer File Number: 333-205411/811-23063
        Form Type: 8-A12B
        Filing Date: June 26, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Anfield Universal Fixed Income ETF and Anfield U.S. Equity Sector Rotation ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications